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                                                                   Exhibit 99.55


(POINTS INTERNATIONAL LTD LOGO)                        (S&H GREENPOINTS(R) LOGO)

                 S&H GREENPOINTS(R) JOINS POINTS INTERNATIONAL'S
                                 POINTS EXCHANGE

    LONGEST-RUNNING LOYALTY PROGRAM IS NEWEST CURRENCY CONSUMERS CAN TRADE ON
                                   POINTS.COM

TORONTO & SALEM, MA - APRIL 28, 2004 - Points International Ltd. (TSX: PTS), operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced that S&H greenpoints has joined The Points Exchange program. The S&H greenpoints rewards program is the digital reinvention of The Sperry & Hutchinson Company's Green Stamps, which originated in 1896.

The greenpoints program enables consumers to earn points on the things they buy every day at participating grocery stores, with service partners via the www.greenpoints.com shopping portal or through the S&H credit card. S&H greenpoints helps to drive more than $4 billion in annual grocery sales with 3 million consumers enrolled in the program across 11 states.

Under the agreement, Points.com members can exchange miles or points from airlines, hotels, and other retailers into greenpoints, gaining access to the company's extensive rewards catalog that includes home goods, jewelry, electronics, and much more. S&H greenpoints can also be redeemed at participating grocery stores.

In addition, members with accumulated greenpoints can trade their value on Points.com, which offers more than 3,600 exchange options with leading loyalty programs such as eBay Anything Points, American Airlines AAdvantage program, US Airways Dividend Miles(R), and Priority Club(R) Rewards.

"At S&H greenpoints, we're always looking for new ways to add value for our membership base, and the partnership with Points International is a great way for our members to earn even more greenpoints and do more with the greenpoints they earn on purchases from participating retailers," said Ron Pedersen, President and CEO of S&H greenpoints. "The Points Exchange, and the hundreds of retailers associated with it, is a natural complement to the broad appeal of greenpoints."

Rob MacLean, CEO of Points International, added: "Today's announcement demonstrates our commitment to partnering with highly regarded leaders in the loyalty space on behalf of Points.com members. The Sperry & Hutchinson Company has been an innovator in loyalty and rewards for more than 100 years, and we look forward to building off of their expertise in the industry."

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MORE ABOUT POINTS INTERNATIONAL LTD. AND WWW.POINTS.COM

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage
Plan), JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

ABOUT S&H GREENPOINTS

S&H greenpoints, one of the country's leading retail loyalty solutions providers, is the digital reinvention of S&H Green Stamps. The Sperry & Hutchinson Company, Inc., which markets the S&H greenpoints program, has been in the rewards business for more than 100 years. All S&H programs operate using state-of-the-art proprietary technology. S&H, S&H greenpoints, greenpoints and Green Stamps are registered service marks of The Sperry & Hutchinson Company, Inc. Additional information is available at www.greenpoints.com.

FOR MORE INFORMATION, PRESS ONLY:       FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                        OTHER INQUIRIES ABOUT POINTS
                                        INTERNATIONAL:

Jeremy Adams                            Christopher Barnard
Edelman Public Relations                President, Points International
+1 312 233-1226                         +1 416 596-6381
jeremy.adams@edelman.com                christopher.barnard@points.com

FOR S&H SOLUTIONS
Ronald Margulis
RAM Communications
908.232.3230
ron@rampr.com

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE